330 North Wabash Avenue
Suite 2800
Chicago, Illinois 60611
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
March 11, 2022	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
VIA EDGAR	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Jeff Kauten and Joshua Shainess

Re:	ESAB Corporation
Registration Statement on Form 10-12B (File No. 001-41297)

Ladies and Gentlemen:

On behalf of our client, ESAB Corporation (the “Company” or “ESAB”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated March 9, 2022 relating to the Company’s Registration Statement on Form 10-12B filed with the Commission on February 22, 2022 (the “Registration Statement”). In connection with this letter, the Company is filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR submission. For the Staff’s reference, upon request we will send to the Staff courtesy copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letters has been reproduced in bold and italics herein. The Company has also provided its response immediately after each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form 10-12B submitted February 22, 2022

Our Business Strategy

High Cash Conversion, page 5

1.	You disclose that you evaluate your cash flow through a non-GAAP metric, Cash conversion, which is Adjusted EBITDA less capital expenditures divided by Adjusted

March 11, 2022

EBITDA. Considering that this appears to be a non-GAAP liquidity measure, tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K and Question 103.1 of the commission’s Non-GAAP Compliance and Disclosure Interpretations. In this regard, it appears that Adjusted EBITDA less capital expenditures excludes charges that required or will require cash settlement. Further, tell us how you considered presenting a reconciliation of Adjusted EBITDA less capital expenditures to the most directly comparable GAAP measure, which appears to be cash flow from operating activities.

Response: In response to the Staff’s comment, the Company respectfully advises that it has removed the metric Cash conversion as a Non-GAAP financial measure from Amendment No. 1.

Unaudited Pro Forma Combined Financial Statements

note (o), page 59

2.

Please further clarify the nature of $9.8 million income tax expense adjustment. Describe the dollar amount and currencies in which the intercompany loans are denominated and how the tax expense is determined. Please also clarify the expected future impact of these intercompany loans on your income tax expenses in periods subsequent to the separation.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 58 of Amendment No. 1.

Management’s Adjustments, page 59

3.

Your disclosure indicates that as a stand-alone public entity you expect to incur incremental costs within certain corporate functions and that these dis-synergies, or higher costs are $5.5 million for the year ended December 31, 2021. However, your disclosure on page 62 indicates that you expect additional separate public company costs to range between approximately $5 million and $13 million per year. Please reconcile these disclosures. To the extent that there are cost synergies net with cost dis-synergies, please separately disclose these adjustments and the methodologies used to estimate.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 61 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 69

4.

You disclose that net sales from existing businesses increased $456.6 million during 2021 compared to 2020 primarily due to the recovery from the COVID-related sales downturn in 2020, inflation-related pricing increases and new product initiatives. Further, net sales from existing businesses decreased $218.4 million during 2020

March 11, 2022

compared to 2019 mainly due to lower sales volumes related to COVID-19, slightly offset by price increases. Revise your disclosure to quantify the extent to which your changes in net sales are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or the introduction of new products or services. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 68 of Amendment No. 1.

Critical Accounting Policies

Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 76

5.

You disclose that if you determine it is more likely than not for a reporting unit’s fair value to be less than its carrying value, a calculation of the fair value is performed and compared to the carrying value of that reporting unit. You further disclose that for the year ended December 31, 2021, a quantitative annual impairment test of Goodwill was performed for the Gas Control Equipment reporting unit. Please revise your disclosure to clarify the percentage by which fair value exceeded carrying value for this reporting unit, and how much this percentage has changed over the periods presented in your financial statements, or some other period you determine to be more relevant. Clarify the underlying factors specific to this reporting unit that contribute to estimation uncertainties with your cash flow projections, and describe the potential events or changes in circumstances that could reasonably be expected to affect the key assumptions. Refer to Section II.C.8 of SEC Release No. 33-10890.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 76 of Amendment No. 1.

Description of Certain Indebtedness

Senior Credit Facilities, page 150

6.

Please revise your disclosures to clarify the repayment terms and maturity dates of the $1.2 billion of debt that you expect to incur at or shortly prior to the closing of the distribution. Also revise your disclosures on page 75 to discuss your specific contractual obligations related to this debt.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 74 through 150 of Amendment No. 1.

Financial Statements

Fabrication Technology Business of Colfax Corporation

Notes to Combined Financial Statements

1. Organization and Basis of Presentation, page F-9

7.	We note your disclosure on page F-51 that certain subsidiaries of FabTech were transferred into the ownership of ESAB Corporation on December 29, 2021 and that

March 11, 2022

these subsidiaries, which operate in Peru and Colombia, are fully included in the combined financial results of the Fabrication Technology business of Colfax Corporation. Please revise your disclosure to further clarify the relationship between the financial statements of ESAB Corporation, included in your filing, and the combined financial statements of the Fabrication Technology business of Colfax Corporation. That is, clarify whether the financial statements of ESAB Corporation are fully reflected in the combined financial statements of the Fabrication Technology business of Colfax Corporation. To the extent there are differences, please describe. Further, to the extent that any accounts or transactions included in the financial statements of ESAB Corporation will not be included in periods subsequent to the separation, please describe. In your response, further explain the nature of the $100 million related party receivable, how it is reflected in the combined financial statements of the Fabrication Technology business and how it will be reflected upon the separation.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 60 of Amendment No. 1. In addition, the Company respectfully advises the Staff that all amounts reflected in the consolidated financial statements of ESAB Corporation are fully reflected in the combined financial statements of the Fabrication Technology business of Colfax Corporation. The Company further advises the Staff that as disclosed on page F-10 of Amendment No. 1, all intracompany accounts within the Fabrication Technology business of Colfax Corporation businesses have been eliminated and all significant intercompany transactions between ESAB Corporation and other Colfax Corporation entities have been recorded through Net Parent investment in the combined financial statements.

Additionally, the Company respectfully advises the Staff that the financial statements of ESAB Corporation include intercompany loans receivable which relate to financing arrangements with other entities within the Fabrication Technology business of Colfax Corporation and other Colfax Corporation entities. As of December 31, 2021, ESAB Corporation had intercompany loans receivable of $101.6 million, of which $100.0 million related to an intercompany loan agreement between ESAB Corporation and Charter Central Finance Ltd., which functions as a treasury center for Colfax Corporation. Charter Central Finance Ltd. has historically been reported within the Corporate segment of Colfax Corporation, and therefore is not presented within the combined financial statements of the Fabrication Technology business of Colfax Corporation. In accordance with the principles of consolidation outlined above, intercompany loans receivable of $100.0 million is reflected in Net Parent investment in the combined financial statements of the Fabrication Technology business of Colfax Corporation. The remaining $1.6 million of intercompany loans receivable are between ESAB Corporation and other entities within the Fabrication Technology business of Colfax Corporation which were eliminated upon consolidation within the combined financial statements.

The Company further advises the Staff that Charter Central Finance Ltd. will be contributed to the Fabrication Technology business of Colfax Corporation as part of the separation and is included in the Subsidiaries to be contributed by Parent column in the Unaudited Pro Forma Combined Financial Statements on pages 50 to 59 of Amendment No. 1.

March 11, 2022

Following completion of the separation, ESAB Corporation will be the ultimate parent company of the Fabrication Technology business, therefore these intercompany loans will be eliminated upon consolidation.

*****

Should any questions arise in connection with the foregoing responses or Amendment No. 1, or if you need any additional information, please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Shyam P. Kambeyanda, ESAB Corporation

Brian Hanigan, Colfax Corporation

Alexa Berlin, Latham & Watkins LLP